CUSIP No. 83193E102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Smart Share Global Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

83193E102**
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the class A ordinary shares. CUSIP number 83193E102 has been assigned to the American Depositary Shares (“ADSs”) of Smart Share Global Limited, which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193E102

1	Name of Reporting Person: Alibaba Group Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,386,109 class A ordinary shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,386,109 class A ordinary shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,386,109 class A ordinary shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%**
12	TYPE OF REPORTING PERSON CO

* Represents class A ordinary shares held as of December 31, 2021 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited.

** The percentages used in this Schedule 13G are calculated based on 452,898,177 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2021.

CUSIP No. 83193E102

1	Name of Reporting Person: Taobao Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,386,109 class A ordinary shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,386,109 class A ordinary shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,386,109 class A ordinary shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%**
12	TYPE OF REPORTING PERSON CO

* Represents class A ordinary shares held as of December 31, 2021 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited.

** The percentages used in this Schedule 13G are calculated based on 452,898,177 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2021.

CUSIP No. 83193E102

1	Name of Reporting Person: Taobao China Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,386,109 class A ordinary shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 76,386,109 class A ordinary shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 76,386,109 class A ordinary shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9%**
12	TYPE OF REPORTING PERSON CO

* Represents class A ordinary shares held as of December 31, 2021 by Taobao China Holding Limited.

** The percentages used in this Schedule 13G are calculated based on 452,898,177 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2021.

CUSIP No. 83193E102

SCHEDULE 13G

Item 1(a)	Name of Issuer: Smart Share Global Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People’s Republic of China
Item 2(a)

Name of Persons Filing:

Alibaba Group Holding Limited

Taobao Holding Limited

Taobao China Holding Limited

The shares reported herein are directly held by Taobao China Holding Limited. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited. Accordingly, Taobao Holding Limited and Alibaba Group Holding Limited may be deemed to indirectly beneficially own the securities of the Issuer held by Taobao China Holding Limited.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

For each of the Reporting Persons: c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Item 2(c)	Citizenship: Alibaba Group Holding Limited: Cayman Islands Taobao Holding Limited: Cayman Islands Taobao China Holding Limited: Hong Kong
Item 2(d)	Title of Class of Securities: Class A ordinary Shares, par value $0.0001 per share
Item 2(e)	CUSIP Number: 83193E102 (ADSs)
Item 3	For a statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable

CUSIP No. 83193E102

Item 4

Ownership:

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 452,898,177 class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer.

The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

As of December 31, 2021, Taobao China Holding Limited directly owned 76,386,109 class A ordinary shares of the Issuer. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited. Accordingly, Alibaba Group Holding Limited may be deemed to beneficially own 76,386,109 class A ordinary shares of the Issuer, representing 16.9% of the Issuer’s class A ordinary shares.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10	Certification: Not Applicable

CUSIP No. 83193E102

SIGNATURES

After reasonable inquiry and to the best of the each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Company Secretary

TAOBAO HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Company Secretary

TAOBAO CHINA HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement